Exhibit 99.1

Virax Biolabs Introduces Human Papillomavirus (“HPV”) Test Kit

Kit Available Now for Distribution

LONDON, Jan. 4, 2023 /PRNewswire/ -- Virax Biolabs ("Virax" or the "Company") (Nasdaq: VRAX), an innovative biotechnology company focused on the prevention, detection, and diagnosis of viral diseases, announced today the distribution of HPV test kits with shipments anticipated in Q1 of 2023 to markets accepting the CE mark, such as the European Union. The test kit covers 18 different genotypes of HPV, including type 53, which is higher risk and becoming increasingly prevalent. The specialized diagnostic kits can be found by contacting the Company’s sales representatives.

Virax’s Chairman of the Board and Chief Executive Officer, James Foster commented “we are excited to expand our ViraxClear line of tests into an additional significant area of concern. These tests will cover more genotypes, have shorter processing times and lower costs than the currently available HPV tests in Europe. As we are able to supply around 200,000 of these tests per week, we have a significant opportunity to capture some market share.”

HPV is one of the most prevalent sexually transmitted infections in the developed world. HPV is also the primary cause of cervical cancer in women with around 33,000 cases and 15,000 deaths annually in the EU, according to the European Centre for Disease Prevention and Control. Globally, HPV is estimated to cause over 600,000 cases of cervical cancer annually by the World Health Organization.

About Virax Biolabs Group Limited

Founded in 2013, Virax Biolabs is an Innovative Biotechnology company focused on the diagnosis of and the detection of immune responses to viral diseases.

In addition to distributing an array of viral test kits in unique geographies, Virax Biolabs Group Limited is currently developing a proprietary T-Cell Test technology with the intention of providing an immunology profiling platform that assesses each individual's immune risk profile against major global viral threats. T-Cell testing can be particularly effective in the management and therapeutics of COVID-19 as well as other threats including Monkeypox, Hepatitis B, Malaria, Herpes and Human Papillomavirus. For more information, please visit www.viraxbiolabs.com.

Safe Harbor Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as "may," "should," "expects," "anticipates," "contemplates," "estimates," "believes," "plans," "projected," "predicts," "potential," or "hopes" or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

Company Contact:

Virax Biolabs Group Limited

Phone: +44 020 7788 7414

Email: info@viraxbiolabs.com

Investor Relations Contact:

Russo Partners, LLC

Maxim Jacobs, CFA

(646) 942-5591

Email: Maxim.Jacobs@russopartnersllc.com

SOURCE Virax Biolabs